

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 22, 2010

Via Facsimile and U.S. Mail

Mr. Iain MacKenzie
Chief Executive Officer
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA   94560

> **Re:     SMART Modular Technologies (WWH), Inc.**
> **Form 10-K for fiscal year ended August 28, 2009**
> **Filed November 9, 2009**
> **Form 10-Q for the quarterly period ended November 27, 2009**
> **File No. 0-24790**

Dear Mr. MacKenzie:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended August 28, 2009

Item 1A. Risk Factors, page 9

We receive certain beneficial tax treatment as a result of being..., page 20

1.      We note from your disclosure under this risk factor that you receive certain beneficial tax
        treatment as a result of being a Cayman Islands company and that legislation has been
        introduced in the U.S. Congress that is intended to reform applicable tax laws.  In your
        future filings, please clarify the nature of the beneficial tax treatment you receive as a
        result of being a Cayman Islands company and to the extent known, provide greater
        clarification as to the risk presented by the proposed legislation.

Item 7.  Management's Discussion and Analysis…, page 36

2.      We note from your disclosure under the risk factor "Sales to a limited number of
        customers represent…" on page 19 that your sales to Hewlett-Packard during fiscal 2009,
        2008 and 2007 declined and that "[d]uring this time period, [y]our sales to Hewlett-
        Packard have declined both in absolute dollars and as a percentage of [y]our net sales and
        [you] expect that net sales to Hewlett-Packard will continue to decline in the future."  In
        your future filings, please expand your disclosure to provide your investors with more
        insight on known trends.  For example, why do you expect your sales to Hewlett-Packard
        to continue to decline, and based on known trends, how do you expect those declines to
        affect your sales, operating results and financial condition?

Item 9A.  Controls and Procedures, page 48

3.      We note your disclosure that "SMART's Principal Executive Officer and Principal
        Financial Officer have concluded that SMART's disclosure controls and procedures…are
        effective to ensure that information required to be disclosed by SMART in reports that
        we file or submit under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in Securities and Exchange Commission rules
        and forms."  In your future filings, please also clarify, if true, that your officers concluded
        that your disclosure controls and procedures are effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your chief executive
        officer and chief financial officer, to allow timely decisions regarding required
        disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, you could simply refer to
        the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e)
        or 15d-15(e) as you have done in your report for the quarterly period ended November
        27, 2009 when disclosing your effectiveness conclusion.

4.      We note your statement that "management believes that, as of August 28, 2009, the
        Company's internal control over financial reporting is effective."  It does not appear that
        you have reached a conclusion that these internal controls over financial reporting are

effective.  Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

-Evaluation of Disclosure Controls and Procedures, page 48

5.      We note your disclosure that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms."  Revise your disclosures in future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Item 11.  Executive Compensation, page 49

Cash Incentives, page 18

6.      While we note your disclosure of your fiscal 2009 EBIT target at the top of page 18, we note that it appears you have not disclosed the quarterly performance targets that must be achieved in order for named executive officers to receive bonus awards under your cash incentive program.  Please confirm that you will provide such disclosure in your future filings, as applicable.  To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b).  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

7.      We note your disclosure that your cash incentive program "is designed to reward individual performance" in addition to company performance.  However, your current disclosure does not specify how cash incentives reflect each named executive officer's individual performance.  Therefore, please provide an enhanced discussion and analysis in future filings as to how the Compensation Committee evaluates the individual performance, both quantitative and qualitative, and specific contributions of each named executive officer when determining cash incentives.  Refer to Regulation S-K Item 402(b)(2)(vii).  Please also apply this comment to your "Equity Compensation"

disclosure that appears on page 19.  We note in this regard your disclosure that individual equity awards are determined in part by individual performance, which you deem as one of the two "most important" factors.

Item 13.  Certain Relationships and Related Transactions…, page 49

Certain Relationships and Related Party Transactions, page 25

8.     It is unclear from your present disclosure what policies and procedures the Audit Committee uses for the review, approval, or ratification of your related person transactions.  Please expand your disclosure in future filings to explain the material features of your related party transaction policies and procedures.  Your revised disclosure should describe what parameters are used by the Audit Committee in evaluating related person transactions and how your policies and procedures are evidenced.  Please refer to Item 404(b)(1) of Regulation S-K.

Exhibits 31.1 and 31.2

9.     We note that you have omitted the required reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of paragraph 4 of your certifications.  The required certifications must be in the exact form prescribed.  Please amend your filing to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarterly period ended November 27, 2009

Item 2.  Management's Discussion and Analysis…, page 18

10.    We note your disclosure on page 22 that you had "decreased net sales from display and embedded computing products, a product line that [you] plan to exit."  In your future filings, please clarify which product line you plan to exit and expand your disclosure to provide your investors with more insight on known trends.  For example, why do you plan to exit the product line and based on known trends, how do you expect exiting that product line will affect your sales, operating results and financial condition.

Signature Page, page 28

11.    In your future filings, please also indicate by parenthetical disclosure who has signed your report in their capacity as principal accounting officer or controller.  Refer to General Instruction D to Form 10-K.  In your future 10-Q filings, please also indicate by parenthetical disclosure who has signed those reports in their capacity as principal financial or chief accounting officer.  Refer to General Instruction G of Form 10-Q.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Tim Buchmiller, Legal Reviewer, at (202) 551-3635 if you have questions on other comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief